Exhibit 21.1

SUBSIDIARIES OF DOORDASH, INC.*

Subsidiary name	Jurisdiction of incorporation
Caviar, LLC	Delaware, U.S.

*

Pursuant to Item 601(b)(21)(ii) of Regulation S-K, the names of other subsidiaries of DoorDash, Inc. are omitted because, considered in the aggregate, they would not constitute a significant subsidiary as of the end of the year covered by this report.